[Graham & Dunn PC Letterhead]

EXHIBIT 8

July 12, 2004

Columbia Bank System, Inc.

1301 “A” Street

Tacoma, WA 98402-4200

Bank of Astoria

1122 Duane Street

Astoria, OR 97103

Re:    Bank Merger/Tax Consequences

Ladies and Gentlemen:

This letter responds to your request for our opinion as to certain federal income tax consequences of the proposed merger (the “Merger”) of Bank of Astoria (“Astoria”) into New Bank of Astoria (“New Bank”), a wholly-owned subsidiary of Columbia Banking System, Inc. (“Columbia”), in exchange for cash and the common stock of Columbia. The time at which the Merger becomes effective is hereafter referred to as the “Effective Date.” This opinion is being delivered in connection with, and appears as an exhibit to, the Form S-4 Registration Statement relating to the Merger that Columbia filed with the Securities and Exchange Commission on or about July 12, 2004 (the “Registration Statement”).

We have acted as legal counsel to Columbia and New Bank in connection with the Merger. In such capacity, we have participated in the preparation of the Plan and Agreement of Merger Between Bank of Astoria and New Bank of Astoria, dated as of June 7, 2004 (the “Plan and Agreement of Merger”) and the preparation and filing of the Registration Statement. For purposes of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached thereto:

1.	The Plan and Agreement of Merger;

2.	The Registration Statement; and

3.	Such other documents, instruments, records and information pertaining to the Merger as we have deemed necessary for rendering our opinion.

We have assumed, without independent investigation or review, that the facts and the representations and warranties contained in those documents (or otherwise made known to us through the Effective Date of the Merger) are accurate and complete and that the Merger will be effected in accordance with the terms of the Plan and Agreement of Merger.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative interpretations, and judicial precedents as of the date hereof. If there is any subsequent change in the applicable law or regulations, or if there are subsequently any new applicable administrative or judicial interpretations of the law or regulations, or if there are any changes in the facts or circumstances surrounding the Merger, the opinion expressed herein may become inapplicable.

Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the manner contemplated by the Plan and Agreement of Merger, it is our opinion that:

A. The Merger will qualify as a reorganization under Code Section 368(a)(1)(A) by reason of Code Section 368(a)(2)(D) and Columbia, New Bank and Astoria will each be a party to that reorganization within the meaning of Code Section 368(b), provided that at least fifty percent (50%) of the sum of (1) the Aggregate Consideration (as defined in section 2.1.3 of the Plan and Agreement of Merger) payable in cash and Columbia common stock to the Astoria shareholders in the Merger, and (2) any additional cash paid (i) with respect to the conversion of Astoria stock options, (ii) for fractional shares of Astoria common stock, (iii) to shareholders of Astoria who dissent to the Merger and perfect their dissenters’ rights under applicable law, and (iv) pursuant to Columbia’s right to increase the Total Cash Amount (as defined in section 2.1.3 of the Plan and Agreement of Merger) under section 7.2.2 of the Plan and Agreement of Merger, is paid in Columbia common stock.

B. Provided the Merger satisfies the condition in the foregoing paragraph that at least 50% of the total consideration for the Merger is paid in Columbia common stock, it is further our opinion that the material federal income tax consequences of the Merger to Columbia, New Bank, Astoria and the shareholders of Astoria will be:

1.	Columbia, New Bank and Astoria. No gain or loss will be recognized by Columbia, New Bank or Astoria as a result of the Merger.

2.	Shareholders of Astoria. We hereby confirm our opinion set forth in the discussion contained in the Registration Statement under the caption “Federal Income Tax Consequences of the Merger.”

We express our opinion herein only as to those matters specifically set forth above. We do not express or infer an opinion as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation. We are members of the Bar of the State of Washington. We do not express or infer any opinion herein concerning any law other than the federal law of the United States.

Our opinion is intended solely for the benefit of Columbia, New Bank, Astoria, and the shareholders of Astoria. It may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to us in the Registration Statement under the heading “Certain Federal Income Tax Consequences of the Merger.” By giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

/s/ GRAHAM & DUNN PC

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